UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41975

ENERGYS GROUP LIMITED

(Translation of registrant’s name into English)

Franklyn House, Daux Road

Billingshurst, West Sussex

RH149SJ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ENERGYS GROUP Limited

AND SUBSIDIARIES

Unaudited Financial Results For the Six-Month Period Ended December 31, 2024

Cautionary Note Regarding Forward-Looking Statements and Preliminary Notes

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes for the fiscal years ended June 30, 2023 and 2024, which are included in Post-Effective Amendment 1 to the Registration Statement on Form F-1 filed with the SEC on December 2, 2024 (the “Registration Statement”). In addition to historical financial information, the following discussion contains forward-looking statements that reflect our current plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Report.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “plan,” “expect,” “intend,” “should,” “seek,” “estimate,” “will,” “aim” and “anticipate,” or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” in the Registration Statement and the following:

●	the deterioration of market conditions, including our dependence on customers’ capital budgets for sales of our energy-saving products and services, and adverse impacts on costs and the demand for our energy-saving products as a result of factors beyond our control;

●	our ability to manage general economic, business and geopolitical conditions;

●	our ability to successfully launch, manage and maintain our refocused business strategy to successfully bring to market new and innovative energy-saving products and service offerings;

●	price fluctuations (including as a result of tariffs), shortages or interruptions of component supplies and raw materials used to manufacture our products;

●	the availability of additional debt financing and/or equity capital to pursue our evolving strategy and sustain our growth initiatives;

●	our risk of potential loss related to single or focused exposure within our current customer base and product offerings;

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●	our ability to manage our inventory and avoid inventory obsolescence in a rapidly evolving LED market;

●	our reliance on third parties for the manufacture of product components, as well as the provision of certain services;

●	our increasing emphasis on selling more of our products through third-party distributors and sales agents, including our ability to attract and retain effective third-party distributors and sales agents to execute our sales model;

●	the reduction or elimination of investments in, or incentives to adopt, LED lighting or the elimination of, or changes in, policies, incentives or rebates in certain jurisdictions that encourage the use of LEDs over some traditional lighting technologies;

●	our failure to comply with the covenants in any of our or our Operating Subsidiaries’ credit or loan agreements;

●	the cost to comply with, and the effects of, any current and future industry and government regulations, laws and policies; and

●	potential warranty claims in excess of our reserve estimates, including legal, regulatory and other proceedings arising out of our operations.

The forward-looking statements made in this Report on Form 6-K relate only to events or information as of the date on which the statements are made. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Report completely and with the understanding that our actual future results or performance may be materially different from what we expect.

As used this Report, the terms “the Company,” “we,” “our” or “us” refer solely to Energys Group Limited, a company with limited liability organized under the laws of the Cayman Islands. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands and the British Virgin Islands is the U.S. dollar (“US$”). The functional currency of the Company’s United Kingdom subsidiaries is the GBP, and the functional currency of its Hong Kong subsidiaries is the Hong Kong dollar (“HK$”). Capital accounts in our financial statements are translated into U.S. dollars from GBP at their historical exchange rates when the capital transactions occurred. Unless otherwise noted, all translations from GBP to U.S. dollars and from U.S. dollars to GBP in this Report were calculated at the noon buying rate of US$1 = GBP0.7987 on December 31, 2024 as published in H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the GBP or U.S. dollar amounts referred to in this Report could have been or could be converted into U.S. dollars or GBP, as the case may be, at any particular rate or at all.

All amounts included herein with respect to the six-month periods ended December 31, 2023 and 2024 (“Interim Financial Statements”) are derived from our unaudited interim condensed consolidated financial statements for the six-month periods ended December 31, 2023 and 2024 included elsewhere in this Report. These Interim Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“US GAAP”).

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Our subsidiary, ECSL, is an energy service company (“ESCO”) founded in the United Kingdom with over 23 years of experience in energy-saving products and applications, including product distribution, research and development, sales and services. Through ECSL, we principally provide end-to-end customized solutions and services involving the retrofitting of existing infrastructures to reduce CO2 emissions and to reduce costs for the customer.

Our revenues were GBP5,050,459 (US$6,435,800) and GBP4,307,291 (US$5,393,159) for the six-month periods ended December 31, 2023 and 2024, respectively. Our revenues were GBP6,005,563 (US$7,632,470) and GBP9,601,471 (US$12,136,259) for the years ended June 30, 2023 and 2024, respectively. We recorded net losses of GBP645,082 (US$822,028) and GBP292,532 (US$366,279) for the six-month periods ended December 31, 2023 and 2024, respectively. We recorded net losses of GBP2,284,466 (US$2,903,328) and GBP1,109,005 (US$1,401,827) for the years ended June 30, 2023 and 2024, respectively.

Key Factors Affecting the Results of Our Group’s Operations

Our results of operations and financial condition have been, and are expected to continue to be, affected by a number of factors which are set forth below:

●	Our ability to deliver products to our customers in a timely manner and to satisfy our customers’ fulfillment standards, which abilities are themselves subject to several factors, some of which are beyond our control;

●	Our ability to enter into new sales contracts with our customers; and

●	Our ability to compete successfully in the global marketplace, which will require us to develop and introduce innovative new products to meet changing consumer preferences.

Recent Events

Initial Public Offering

On April 2, 2025, we completed our initial public offering (the “Initial Public Offering”). In the Initial Public Offering, we issued 2,250,000 Ordinary Shares at a price of US$4.50 per share. We received gross proceeds in the amount of US$10,125,000, before deducting underwriting discounts, commissions, indemnity escrow retention and other related expenses, and net proceeds of US$8,580,000. The Ordinary Shares began trading on April 1, 2025 on the Nasdaq Capital Market under the ticker symbol “ENGS”.

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Results of Operations

Six-month period ended December 31, 2024 compared to six-month period ended December 31, 2023

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

SUMMARY OF RESULTS OF OPERATIONS

FOR THE SIX MONTH PERIODS ENDED DECEMBER 31, 2024 AND 2023

	For the six months ended December 31,
	2023	2024	2024
	GBP	GBP	US$
Revenues	5,050,459	4,307,291	5,393,159
Cost of revenues	(4,002,689)	(3,028,944)	(3,792,541)
Gross profit	1,047,770	1,278,347	1,600,618

Operating expenses:
Selling and marketing expenses	(47,945)	(89,494)	(112,055)
Employee compensation and benefits	(672,140)	(649,882)	(813,717)
Depreciation	(68,223)	(70,312)	(88,038)
General and administrative expenses	(461,536)	(444,798)	(556,932)
Research and development expenses	(121,773)	(54,876)	(68,710)
(Provision for) reversal of expected credit losses	(3,636)	36,770	46,040
Total operating expenses	(1,375,253)	(1,272,592)	(1,593,412)

(Loss) gain from operations	(327,483)	5,755	7,206

Other income (expenses):
Other income, net	29,384	40,518	50,733
Interest expense	(243,777)	(285,292)	(357,214)
Interest expense – related party	(7,430)	(60,725)	(76,034)
Fair value change on promissory notes	(81,133)	-	-
Exchange loss, net	(14,643)	7,212	9,030
Total other expenses, net	(317,599)	(298,287)	(373,485)

Loss before income tax expense	(645,082)	(292,532)	(366,279)

Income tax expense	-	-	-

Net loss	(645,082)	(292,532)	(366,279)

Revenues

Revenues decreased by approximately GBP743,168 (US1,042,641), or 15%, to approximately GBP4,307,291 (US$5,393,159) for the six-month period ended December 31, 2024 compared to approximately GBP5,050,459 (US$6,435,800) for the six-month period ended December 31, 2023.

The decrease in revenue resulted from management’s strategic shift of the Company’s focus toward tendering for projects with higher profit margins, which, although it resulted in lower revenue, also resulted in a lower cost of revenue and a higher gross profit margin.

5

In the six-month period ended December 31, 2023, approximately GBP4,859,826 (96%) of total revenue came from supply & fit projects. For the six-month period ended December 31, 2024, approximately GBP4,183,675 (97%) of total revenue came from supply & fit projects.

Revenues by geographic location

Our revenues are primarily derived from our operations in the United Kingdom, with the balance being derived from our operations in Hong Kong. The following table sets forth our revenues in the United Kingdom and Hong Kong for the six-month periods ended December 31, 2023 and 2024.

	For the six month periods ended December 31,
	2023	2024	2024
	GBP	GBP	US$
The United Kingdom	4,901,183	4,217,370	5,280,569
Hong Kong	149,276	89,921	112,590
Total	5,050,459	4,307,291	5,393,159

Cost of revenues

Cost of revenues consisted of the cost of materials for our lighting fixtures and components, the costs of labor directly incurred for installation services in the customers’ facilities and other indirect costs. Cost of revenues decreased by GBP973,745 (24%) to $3,028,944 (US$3,792,541) for the six-month period ended December 31, 2024 compared to $4,002,689 (US$5,100,627) for the six-month period ended December 31, 2023. Our business model   and cost structure remain the same in both six-month periods ended December 31, 2024 and 2023. The decrease in cost of revenues was attributable to the decrease in revenue.

Gross profit and gross profit margin

As a result of the foregoing, gross profit for the six-month period ended December 31, 2024 was approximately GBP1,278,347 (US$1,600,618) compared to approximately GBP1,047,770 (US$1,335,173) for the six-month period ended December 31, 2023. Gross profit for the six-month period ended December 31, 2024 increased by GBP230,577 despite the drop in revenue of GBP743,168, or 15%, due to the GBP973,745, or 24%, drop in cost of revenue. Our gross margin increased from 21% for the six-month period ended December 31, 2023 to 30% for the six-month period ended December 31, 2024 due to our slight change of product mix to increase margins, as well as the improvement of delivery efficiency. Management expects that an approximately 30% gross profit margin will be sustainable.

Selling and marketing expenses

Selling and marketing expenses primarily consisted of transportation and distribution costs of delivering materials to the customers’ premises and our marketing and promoting expenses. Selling and marketing expenses increased by approximately GBP41,549 (US$50,959), or 87%, to approximately GBP89,494 (US$112,055) for the six-month period ended December 31, 2024 compared to approximately GBP47,945 (US$61,096) for the six-month period ended December 31, 2023. This increase resulted from an increase in online marketing.

Employee compensation and benefits

Employee compensation and benefits decreased by GBP22,258 (US$42,791), or 3%, from approximately GBP672,140 (US$856,508) for the six-month period ended December 31, 2023 to approximately GBP649,882 (US$813,717) for the six-month period ended December 31, 2024. This decrease was in line with our budget expectations.

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General and administrative expenses

General and administrative expenses were primarily comprised of the following items during the six-month periods ended December 31, 2023 and 2024:

	For the six-month periods ended December 31,
	2023	2024	2024
	GBP	GBP	US$
Audit fee	117,569	147,031	184,098
Transportation expenses	56,808	64,974	81,354
Computer software, licenses and supporting fee	26,104	41,565	52,044
Bank charges	6,847	10,043	12,575
Professional fees	36,822	17,652	22,102
Entertaining	2,831	3,170	3,969
Insurance	21,705	18,180	22,763
Office utilities	22,768	23,444	29,354
Office supply and sundry expenses	55,025	30,944	38,745
Rent and Rates	115,057	87,795	109,928
Total	461,536	444,798	556,932

General and administrative expenses slightly decreased by GBP16,738 (US$31,203), or 4%, from approximately GBP461,536 (US$588,135) for the six-month period ended December 31, 2023 to approximately GBP444,798 (US$556,932) for the six-month period ended December 31, 2024. This decrease was in line with our budget expectations.

Research and development expenses

Research and development expenses decreased by GBP66,897 (US$86,465), or 55%, from approximately GBP121,773 (US$155,175) for the six-month period ended December 31, 2023 to approximately GBP54,876 (US$68,710) for the six-month period ended December 31, 2024. Our lower research and development expenses resulted from deferring some research and development activities.

Expected credit loss allowance

The expected credit loss allowance was reversed from an expense of approximately GBP3,636 (US$4,633) in the six-month period ended December 31, 2023 to a credit of approximately GBP36,770 (US$46,040) for the six-month period ended December 31, 2024. The decrease in the recognition of expected credit loss resulted from the receivables recovery during the six-month period ended December 31, 2024.

Other income, net

	For the six-month periods ended December 31,
	2023	2024	2024
	GBP	GBP	US$
Rental income(1)	29,365	28,258	35,382
Gain on disposal of equipment	-	12,189	15,262
Other income	19	71	89
Total	29,384	40,518	50,733

(1)	The Company’s subsidiary leased part of its office to an independent third party for the storage of goods. The period of the lease is less than one year.

Other income, net increased by GBP11,134 (US$13,309), or 38%, from GBP29,384 (US$37,444) for the six-month period ended December 31, 2023 to GBP40,518 (US$50,733) for the six-month period ended December 31, 2024. This increase was mainly due to the gain on the disposal of equipment of GBP12,189 (US$15,262) during the six-month period ended December 31, 2024.

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Interest expense

Interest expense increased by GBP41,515 (US$46,559), or 17%, from approximately GBP243,777 (US$310,655) for the six-month period ended December 31, 2023 to approximately GBP285,292 (US$357,214) for the six-month period ended December 31, 2024. The increase was mainly due to an increase in interest rates.

Fair value loss on Promissory Notes

The fair value loss on Promissory Notes was approximately GBP81,133 (US$103,388) and GBP Nil, respectively, for the six-month periods ended December 31, 2023 and 2024. In April 2024, all the Promissory Notes were exchanged for an aggregate of 1,296,000 Preferred Shares issued by the Company.

Loss before income tax expense

As a result of the above, the Company recorded a loss before income tax expense of approximately GBP645,082 (US$822,028) and GBP292,532 (US$366,279) for the six-month periods ended December 31, 2023 and 2024, respectively. This represents an improvement of GBP352,550 (US$455,749), or 55%.

Net loss

The Company realized net losses of approximately GBP645,082 (US$822,028) and GBP292,532 (US$366,279) for the six-month periods ended December 31, 2023 and 2024, respectively, after an income tax expense of approximately GBP Nil for both six-month periods. This represents an improvement of GBP352,550 (US$455,749), or 55%.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Liquidity and Capital Resources

Our liquidity and working capital requirements are primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through financial support from our shareholders or loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including cash generated from operations, loans from banking facilities, the net proceeds from our Initial Public Offering and other equity and debt financings as and when appropriate.

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this Report, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including cash generated from operations and other available sources of financing from banks and other financial institutions.

The following table summarizes our cash flows for the six-month periods ended December 31, 2023 and 2024:

	For the six-month periods ended December 31,
	2023	2024	2024
	GBP	GBP	US$
Net cash used in operating activities	(1,116,220)	(194,566)	(243,617)
Net cash (used in)/generated from investing activities	(23,596)	4,772	5,975
Net cash generated from financing activities	922,572	77,804	97,419
Net cash inflow (outflow)	(217,244)	(111,990)	(140,223)

Net cash used in operating activities

During the six-month period ended December 31, 2024, net cash used in operating activities was approximately GBP194,566 and primarily reflected our net loss of GBP292,532 as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment of GBP70,312 and reversal of expected credit losses of GBP36,770. Change in operating activities included cash flows that resulted from (i) a decrease in contract assets of GBP513,833; and (ii) an increase in accruals and other payables of GBP340,961, offset by a decrease in accounts payable of GBP392,922.

For the six-month period ended December 31, 2023, net cash used in operating activities of GBP1,116,220 primarily resulted from a net loss of GBP645,082 as adjusted for non-cash items and change in operating activities. Adjustments for non-cash items mainly consisted of a fair value loss on promissory notes of GBP81,133 and depreciation of property and equipment of GBP68,223. Change in operating activities included cash flows that resulted primarily from a decrease in contracts receivable of GBP458,291 and contract assets of GBP281,502.

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Net cash used in / generated from investing activities

Our cash flows used in investing activities consisted of purchase of property and equipment and proceeds from the disposal of property and equipment.

For the six-month period ended December 31, 2023, our net cash used in investing activities was approximately GBP23,596. For the six-month period ended December 31, 2024, our net cash generated from investing activities was approximately GBP4,772.

Net cash generated from financing activities

Our cash flows from financing activities primarily consists of proceeds from: (i) bank and other borrowings; (ii) advancements from related parties; and (iii) for the six-month period ended December 31, 2023, loan from related parties. These proceeds were offset by repayments to bank and other borrowings and repayments to related parties.

For the six-month period ended December 31, 2024, we recorded net cash generated from financing activities of approximately GBP77,804, which was derived from proceeds from bank and other borrowings of GBP6,798,229, which was offset by repayments of bank and other borrowings of GBP6,831,365, and advances from related parties of GBP2,930,281, which was offset by repayments to related parties of GBP2,819,341.

For the six-month period ended December 31, 2023, we recorded net cash generated from financing activities of approximately GBP922,572, which was derived from proceeds from bank and other borrowings of GBP7,048,646, which was offset by repayments of bank and other borrowings of GBP6,551,540, and advances from related parties of GBP2,732,061 and loan from related parties of GBP199,999, which were partially offset by repayments to related parties of GBP2,506,594.

Working capital

The following table sets forth a summary of the Company’s working capital deficit as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024	2024
	GBP	GBP	US$

Current assets	4,865,416	5,119,486	6,410,108
Current liabilities	14,321,301	10,205,278	12,778,028
Working capital deficit	(9,455,885)	(5,085,792)	(6,367,920)

As of December 31, 2024, current assets were GBP5,119,486 and mainly consisted of contracts receivable, net of GBP1,763,161, prepayments and other receivables, net of GBP1,441,497 and inventories of GBP1,136,191.

As of December 31, 2024, current liabilities were GBP10,205,278 and mainly consisted of current portion of bank and other borrowings of GBP7,808,146, accounts payable of GBP751,185 and accruals and other payables of GBP984,283.

As of December 31, 2023, current assets were GBP4,865,416 and mainly consisted of contracts receivable of GBP1,345,051, prepayments and other receivables of GBP878,466, investment in life insurance policies of GBP516,672 and inventories of GBP1,643,689.

As of December 31, 2023, current liabilities were GBP14,321,301 and mainly consisted of current portion of bank and other borrowings of GBP8,161,252, promissory notes of GBP2,307,149, accounts payable of GBP951,684, accruals and other payables of GBP436,821 and amounts due to related parties of GBP2,074,290.

Material cash requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations. We have limited credit available from our major vendors and are required to prepay for the majority of our inventory purchases, which further constrains our cash liquidity.

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this Report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, which include the net proceeds from our Initial Public Offering, and cash flows from our operations.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 20, 2025	ENERGYS GROUP LIMITED

/s/ Kevin Cox
Kevin Cox
Chief Executive Officer and Director

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ENERGYS GROUP LIMITED AND ITS SUBSIDIARIES

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

ENERGYS GROUP LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2024 AND DECEMBER 31, 2024

(Amounts in GBP and US$, except for number of shares and per share data, or otherwise noted)

	As of June 30, 2024	As of December 31, 2024	As of December 31, 2024
	GBP	GBP	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	260,719	148,649	186,123
Contracts receivable, net	1,562,947	1,763,161	2,207,654
Contract assets, net	562,199	62,670	78,469
Retention receivables, net	213,696	243,356	304,706
Prepayments and other receivables, net	1,354,771	1,441,497	1,804,898
Investment in life insurance policies, net	319,498	323,962	405,633
Inventories, net	1,086,699	1,136,191	1,422,625
Total current assets	5,360,529	5,119,486	6,410,108

Non-current assets
Long-term investment	-	-	-
Property and equipment, net	3,133,563	3,116,345	3,901,976
Right-of-use assets, net	159,070	133,701	167,407
Rental deposits	30,382	27,725	34,714
Total non-current assets	3,323,015	3,277,771	4,104,097
TOTAL ASSETS	8,683,544	8,397,257	10,514,205

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Bank and other borrowings - current	7,766,282	7,808,146	9,776,580
Accounts payable	1,144,107	751,185	940,559
Contract liabilities	158,329	209,980	262,916
Accruals and other payables	643,041	984,283	1,232,420
Amounts due to related parties	3,291	108,495	135,847
Loan from related parties	671,809	300,316	376,025
Operating lease liabilities - current	48,106	42,873	53,681
Total current liabilities	10,434,965	10,205,278	12,778,028

Non-current liabilities
Bank and other borrowings - non-current	137,500	62,500	78,256
Operating lease liabilities - non-current	110,964	90,828	113,726
Total non-current liabilities	248,464	153,328	191,982
TOTAL LIABILITIES	10,683,429	10,358,606	12,970,010

Commitments and contingencies

SHAREHOLDERS’ DEFICIT
Preferred shares (US$0.0001 par value per share; 3,000,000 authorized, 2,575,250 shares issued and outstanding as of June 30, 2024 and December 31, 2024)	203	203	254
Ordinary shares (US$0.0001 par value per share; 300,000,000 shares authorized, 12,000,000 shares issued and outstanding as of June 30, 2024 and December 31, 2024)	987	987	1,236
Additional paid-in capital	5,108,404	5,485,633	6,868,561
Accumulated deficit	(7,261,982)	(7,554,514)	(9,459,007)
Accumulated other comprehensive income	152,503	106,342	133,151
Total shareholders’ deficit	(1,999,885)	(1,961,349)	(2,455,805)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	8,683,544	8,397,257	10,514,205

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

ENERGYS GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2024

(Amounts in GBP and US$, except for number of shares and per share data, or otherwise noted)

	For the six months ended December 31,
	2023	2024	2024
	GBP	GBP	US$
Revenues	5,050,459	4,307,291	5,393,159
Cost of revenues	(4,002,689)	(3,028,944)	(3,792,541)
Gross profit	1,047,770	1,278,347	1,600,618

Operating expenses:
Selling and marketing expenses	(47,945)	(89,494)	(112,055)
Employee compensation and benefits	(672,140)	(649,882)	(813,717)
Depreciation	(68,223)	(70,312)	(88,038)
General and administrative expenses	(461,536)	(444,798)	(556,932)
Research and development expenses	(121,773)	(54,876)	(68,710)
(Provision for) reversal of expected credit losses	(3,636)	36,770	46,040
Total operating expenses	(1,375,253)	(1,272,592)	(1,593,412)

(Loss) profit from operations	(327,483)	5,755	7,206

Other income (expenses):
Other income, net	29,384	40,518	50,733
Interest expense	(243,777)	(285,292)	(357,214)
Interest expense – related party	(7,430)	(60,725)	(76,034)
Fair value change on promissory notes	(81,133)	-	-
Exchange loss, net	(14,643)	7,212	9,030
Total other expenses, net	(317,599)	(298,287)	(373,485)

Loss before income tax expense	(645,082)	(292,532)	(366,279)

Income tax expense	-	-	-

Net loss	(645,082)	(292,532)	(366,279)
Foreign currency translation	(29,335)	(46,161)	(57,798)

Total comprehensive loss	(674,417)	(338,693)	(424,077)
Weighted average number of ordinary shares	12,000,000	12,000,000	12,000,000

Loss per share - basic and diluted	(0.05)	(0.02)	(0.03)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

ENERGYS GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2024

(Amounts in GBP and US$, except for number of shares and per share data, or otherwise noted)

	Ordinary shares		Preferred shares		Additional		Accumulated other	Total
	No. of shares	Amount	No. of shares	Amount	paid-in capital	Accumulated deficit	comprehensive (loss) income	shareholders’ deficit
		GBP		GBP	GBP	GBP	GBP	GBP
Balance, July 1, 2023	12,000,000	987	-	-	-	(6,152,977)	245,539	(5,906,451)
Net loss	-	-	-	-	-	(645,082)	-	(645,082)
Foreign currency translation	-	-	-	-	-	-	(29,335)	(29,335)
Balance, December 31, 2023	12,000,000	987	-	-	-	(6,798,059)	216,204	(6,580,868)

Balance, July 1, 2024	12,000,000	987	2,575,250	203	5,108,404	(7,261,982)	152,503	(1,999,885)

Contribution from shareholder	-	-	-	-	377,229	-	-	377,229
Net loss	-	-	-	-	-	(292,532)	-	(292,532)
Foreign currency translation	-	-	-	-	-	-	(46,161)	(46,161)

Balance, December 31, 2024	12,000,000	987	2,575,250	203	5,485,633	(7,554,514)	106,342	(1,961,349)
Balance, December 31, 2024 (US$)		1,236		254	6,868,561	(9,459,007)	133,151	(2,455,805)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

ENERGYS GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2024

(Amounts in GBP and US$, except for number of shares and per share data, or otherwise noted)

	For the six months ended December 31,
	2023	2024	2024
	GBP	GBP	US$
Cash flows from operating activities
Net loss	(645,082)	(292,532)	(366,279)
Adjustment to reconcile net loss to net cash provided by operating activities:
Fair value change on promissory notes	81,133	-	-
Depreciation	68,223	70,312	88,038
Gain on disposal of property and equipment	-	(12,189)	(15,262)
(Provision for) reversal of expected credit losses	3,636	(36,770)	(46,040)
Change in operating assets and liabilities:
Contracts receivable	(458,291)	(175,832)	(220,159)
Contract assets	(281,502)	513,883	643,433
Retention receivables	(91,876)	(31,626)	(39,599)
Prepayments and other receivables	(20,926)	(180,010)	(225,391)
Inventories	177,356	(49,492)	(61,969)
Contract liabilities	101,349	51,651	64,672
Accounts payable	90,312	(392,922)	(491,978)
Accruals and other payables	(140,552)	340,961	426,917
Net cash used in operating activities	(1,116,220)	(194,566)	(243,617)

Cash flow from investing activities
Purchase of property and equipment	(23,596)	(7,417)	(9,287)
Proceeds from disposal of property and equipment	-	12,189	15,262
Net cash (used in) generated from investing activities	(23,596)	4,772	5,975

Cash flow from financing activities
Proceeds from bank and other borrowings	7,048,646	6,798,229	8,512,063
Repayments of bank and other borrowings	(6,551,540)	(6,831,365)	(8,553,552)
Advanced from related parties	2,732,061	2,930,281	3,669,005
Loan from related parties	199,999	-	-
Repayments to related parties	(2,506,594)	(2,819,341)	(3,530,097)
Net cash generated from financing activities	922,572	77,804	97,419

Net change in cash and cash equivalents	(217,244)	(111,990)	(140,223)
Effect of exchange rate change on cash	-	(80)	(100)
Cash and cash equivalents at the beginning of the year	220,890	260,719	326,446
Cash and cash equivalents at the end of the year	3,646	148,649	186,123

Supplemental cash flow information
Interest paid	256,891	346,017	433,248
Income tax paid	-	-	-
Supplemental schedule of non-cash investing and financing activities
Proceeds from issuance of promissory notes received by a related party on behalf of the Company, included in amounts due to related parties	191,238	-	-
Forgiveness of loans due to a director and credited to the additional paid-in capital	-	377,229	472,328

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-5

ENERGYS GROUP LIMITED AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

Business

Energys Group Limited (the “Company”) and its subsidiaries (collectively the “Group”) conducts its primary operations through its indirectly wholly owned subsidiaries, Energy Conservation Solutions Limited (“ECSL”) in the United Kingdom, and New Vision Lighting Limited (“NVL”) and Grand Alliance International Limited (“GAI”) in Hong Kong. The Company provides end-to-end customized solutions and services involving the retrofitting of existing infrastructure helping public and private organizations in the United Kingdom to reduce their CO2 emissions and save cost. The Company’s customers include large national account end-users, including universities, schools, hospitals and electrical distributors in the United Kingdom. ECSL is principally engaged in the provision of enterprise-grade LED lighting and energy management solutions in the United Kingdom. NVL and GAI are principally engaged in the procurement of materials and supply to ECSL.

Organization and reorganization

The Company is an investment holding company incorporated in the Cayman Islands on July 5, 2022. Moonglade Investment Limited (“Moonglade”), a holding company incorporated under the laws of the British Virgin Islands on September 9, 2022, is the immediate holding company of the Company. Sky Shadow Limited (the “Controlling Shareholder”), Mr. Kevin Cox and Mr. Steven Paul Adams owned 100% of the shares of Moonglade.

Energys Group Holding Limited (“EGHL”), a company incorporated in the British Virgin Islands with limited liability on June 29, 2017, is the immediate holding company of GAI, Energys Group Limited (Hong Kong) (“EGL(HK)”), and NVL, which in turn holds a 100% interest in Advance Gallant Limited (“AGL”), China Light Limited (“CLL”), Leading Prosper Limited (“LPL”), Peace Master Limited (“PML”), Energys Group Limited (the United Kingdom), Energys Services Limited and ECSL. Sky Shadow Limited, Mr. Kevin Cox and Mr. Steven Paul Adams owned 73%, 22% and 5% of the shares of EGHL, respectively, prior to the group reorganization (the “Group Reorganization”) discussed below.

Pursuant to the Group Reorganization undertaken in preparation for the listing of the Company’s shares, the Company became the holding company of the Group on February 23, 2023, through the transfer of an aggregate of 100 shares of EGHL (representing 100% of the issued shares of EGHL) by Sky Shadow Limited, Mr. Kevin Cox and Mr. Steven Paul Adams to the Company in exchange for 89 shares of the Company (representing 89% of the issued shares of the Company) being issued to Moonglade, which is owned as to 69.7%, 24.7%, and 5.6% by Sky Shadow Limited, Mr. Kevin Cox and Mr. Steven Paul Adams, respectively. The Company, together with its wholly owned subsidiaries, is effectively controlled by the same Controlling Shareholder, i.e., ultimately held as to 73% and 62% by the Controlling Shareholder before and after the Group Reorganization, respectively, and therefore the Group Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost. No amount is recognized in respect of goodwill or excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of the common control combination. The unaudited interim condensed consolidated statements of loss and comprehensive loss, consolidated statements of changes in shareholders’ deficit and consolidated statements of cash flows are prepared as if the current Group structure had been in existence throughout the period ended December 31, 2023 and 2024, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period. The consolidated balance sheets as of June 30, 2024 and December 31, 2024 present the assets and liabilities of the companies now comprising the Group which had been incorporated/established as of the relevant balance sheet date, as if the current group structure had been in existence at those dates.

F-6

As of the date of these unaudited interim condensed consolidated financial statements, details of the subsidiary companies are as follows:

Name	Place of incorporation	Date of incorporation	Business engaged in	Effective ownership as of June 30, 2024	Effective ownership as of December 31, 2024
Energys Group Holding Limited	British Virgin Islands	June 29, 2017	Investment holding	100%	100%
Grand Alliance International Limited	Hong Kong	December 29, 2000	Procurement of parts and provision of internal management services to the Group	100%	100%
Energys Group Limited	Hong Kong	May 28, 2004	Research and development	100%	100%
New Vision Lighting Limited	Hong Kong	January 24, 2013	Procurement of lighting and indoor air quality products	100%	100%
Advance Gallant Limited	Hong Kong	August 1, 2014	Holding commercial property in Hong Kong	100%	100%
China Light Limited	Hong Kong	August 8, 2014	Holding commercial property in Hong Kong	100%	100%
Leading Prosper Limited	Hong Kong	March 29, 2014	Holding commercial property in Hong Kong	100%	100%
Peace Master Limited	Hong Kong	March 29, 2014	Holding commercial property in Hong Kong	100%	100%
Energys Group Limited	The United Kingdom	January 30, 2006	Investment holding	100%	100%
Energys Services Limited	The United Kingdom	July 7, 1999	Dormant	100%	100%
Harvest Idea Consultant Limited	British Virgin Islands	July 5, 2011	Dormant	100%	100%
Energy Conservation Solutions Limited	The United Kingdom	August 21, 1998	Provision of enterprise-grade LED lighting and energy management project solutions	100%	100%

F-7

2. Summary of significant accounting policies and practices

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities and Exchange Commission.

The unaudited interim condensed consolidated financial statements do not include all the information and footnotes required by the U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with the U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Company’s management, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statement of the Company’s financial position as of December 31, 2024, and results of operations and cash flows for the six months ended December 31, 2023 and 2024. The condensed consolidated   balance sheet as of June 30, 2024 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by the U.S. GAAP. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended June 30, 2023 and 2024, and related notes included in the Company’s audited consolidated financial statements.

Principle of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates and assumptions that were used.

Foreign currency translation and transaction

The Company uses GBP as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands and British Virgin Islands is the United States dollar (“US$”), the functional currency of its subsidiaries in the United Kingdom is GBP, and the functional currency of its Hong Kong subsidiaries is the Hong Kong dollar (“HK$”). The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) Topic 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as exchange loss, net in other income (expense) in the unaudited interim condensed consolidated statements of loss and comprehensive loss.

F-8

Convenience translation

Translations of the unaudited interim condensed consolidated balance sheets, consolidated statements of loss and comprehensive loss, and consolidated statements of cash flows from GBP into US$ as of and for the six months ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1 = GBP0.7987, as published in the H.10 statistical release of the United States Federal Reserve Board. No representation is made that the GBP amounts could have been, or could be, converted, realized or settled into US$ at such a rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and short-term deposits placed with banks, which are unrestricted as to withdrawal and use. The Company does not have any cash equivalents as of June 30, 2024 and December 31, 2024. The Company believes that it is not exposed to any significant credit risk in cash and cash equivalents.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently-issued additional related Accounting Standards Updates (collectively, “ASC 606”). The Company derives revenue principally from the provision of end-to-end customized solutions and services involving the retrofitting of existing infrastructure to reduce CO2 emissions and reduce costs for the customer, and the sale of energy-saving products such as lighting products and fixtures. The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services are transferred to the customer. It is a customary practice for the Company to have written agreements with its customers, and revenue from oral or implied arrangements is generally not recognized. The Company recognizes revenue based on the considerations specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	identify the contract(s) with a customer;
2.	identify the performance obligations in the contract;
3.	determine the transaction price;
4.	allocate the transaction price to the performance obligations in the contract; and
5.	recognize revenue when (or as) the entity satisfies a performance obligation.

Generally, revenue is recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or the price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

F-9

The Company currently generates its revenue from the below sources:

(a) Retrofit revenue

The Company generates revenue from retrofit projects. The Company typically sells its lighting systems as replacements for its customers’ existing lighting fixtures. This replacement process is referred to as “retrofit.” The business process entails: consultancy and advice to customer; site selection, survey and real-time audit; data collection, analysis and benchmarking; technical and financial proposals; project management and system design; produce procurement and installation; and measurement and verification. The Company’s customers include public and private organizations, including universities, schools, hospitals, and electrical distributors in the United Kingdom. The Company is typically contracted through an invitation to tender from or corporate negotiation with existing or potential customers in the United Kingdom. The Company recognizes revenue using the percentage-of-completion method, based primarily on contract costs incurred to date compared to total estimated contract costs. The percentage-of-completion method (an input method) is the most representative depiction of the Company’s performance because it directly measures the value of the services or products transferred to the customer. Direct materials and labor are included in revenues and cost of revenues when management believes that the Company is acting as a principal rather than an agent (e.g., the Company integrates the materials and labor into the deliverable promised to the customer or is otherwise primarily responsible for fulfillment and acceptability of the materials and labor). The performance obligation is the transfer of control of the completed products which is not divisible and separately identifiable; the Company provides value added services by integrating the goods and services into a single product for which the customer has contracted. As such, the Company’s contracts typically contain one single performance obligation to complete which is a defined retrofit project. The Company currently does not have any modifications to its existing contracts and the contracts currently do not include any variable consideration. The transaction price is clearly identifiable within sales contracts. Historically, any contract acquisition costs have been considered immaterial; in the event that such costs may arise, the Company will treat the costs incurred as periodic costs.

Recognition of revenue and cost of revenue for retrofit projects requires significant judgment by management, including, among other things, estimating total costs expected to be incurred to complete a project and measure progress toward completion. Management reviews contract estimates regularly to assess revisions of estimated costs to complete a project and measurement of progress toward completion. Management believes it maintains reasonable estimates based on prior experience; however, many factors contribute to changes in estimates of contract costs. Accordingly, estimates made with respect to uncompleted projects are subject to change as each project progresses and better estimates of contract costs become available. All contract costs are recorded as incurred, and revisions to estimated total costs are reflected as soon as the obligation to perform is determined. In the event that estimated losses on uncompleted contracts may occur based on evidence that indicates that the estimated total cost of a contract exceeds its estimated total revenue, regardless of the stage of completion, a provision for the loss of the full amount will be recognized as the result of operations. Contract costs consist of (i) direct costs on contracts, including labor, materials, and amounts payable to subcontractors and (ii) indirect costs.

The Company’s contracts set forth payment terms that require the customer to make payment within 30 days of billing which is triggered by the Company reaching the milestone to bill the customer. Management does not believe that its contracts include a significant financing component because the period between delivery of the contracting services to the customer and the time of payment does not typically exceed one year.

The Company generally provides limited warranties for work that has been performed under its engineering and construction management contracts; these warranty periods are known as the defect liabilities periods (“DLP”). The DLP typically extends for a duration of one year from the substantial completion of the project for the customer. Historically, warranty claims have not resulted in significant costs. Contracts will include a provision whereby the customer will withhold 2% to 5% of the total contract value until the end of the DLP at which point the customer will release the retention amounts to the Company.

The Company has no obligations for returns, refunds or similar obligations for its projects with customers. For the six months ended December 31, 2023 and 2024, the Company is not aware of any material claims against the Company in relation to the retrofit services provided.

F-10

(b) Product revenue

The Company also generates revenue from sales of lighting products and fixtures. The Company typically receives purchase orders from its customers which set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill to recognize revenue. The key performance obligation is the delivery of the finished product to the customer at its specified location at which point title to that asset passes to the customer. The completion of this earning process is evidenced by a written customer acceptance indicating receipt of the product. A typical payment term set forth is 30 days from the invoice date.

The Company has elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense if the amortization period of the asset would have been one year or less.

The Company has elected to treat shipping and handling costs undertaken by the Company after the customer has obtained control of the related goods as a fulfillment activity and present them as transportation costs in selling and marketing expenses.

The transaction price does not include variable considerations related to returns or refunds as the contracts do not include provisions that allow for sales refunds or returns of products. For the six months ended December 31, 2023 and 2024, the Company is not aware of any material claims against the Company in relation to the sale of lighting products and fixtures.

Contract related assets and liabilities are classified as current assets and current liabilities. Significant balance sheet accounts related to the revenue cycle are as follows:

Contracts receivable, net

Contracts receivable, net include amounts billed under the contract terms. The amounts are stated at their net realizable value. The typical payment terms require settlement within 30 days of billing. The Company maintains an allowance for expected credit losses to provide for the estimated number of receivables that will not be collected. The Company considers several factors in its estimate of the allowance, including knowledge of a customer’s financial condition, its historical collection experience, and other factors relevant to assessing the collectability of such receivables. Bad debts are written off against allowances.

Contract assets, net

Contract assets, net are recorded when the progress to completion of revenue earned on contracts exceeds amounts actually billed under the contract.

Contract liabilities

Contract liabilities are recorded when amounts actually billed under a contract exceed the progress to completion revenue earned under the contract.

Retention receivables, net

Part of the contract sum, or retention revenue, is to be withheld at the end of a project for the limited warranties of work performed under its engineering and construction management contracts to ensure that the Company meets the contract requirements. Once the DLP started, the Company recognized retention receivables. The retention revenue will be recognized once the DLP is ended and signed off by the customer.

F-11

Expected credit loss

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable that it has been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective July 1, 2021, the first day of the Company’s fiscal year and applied to contracts receivable, contract assets and other financial instruments. The adoption of this guidance did not materially impact the net earnings and financial position and has no impact on the cash flows.

Prepayments and other receivables, net

Prepayments and other receivables consist of cash advanced to suppliers for purchasing goods or services that have not been received or provided to the Company and prepayments to professional parties for IPO. Cash advanced to suppliers is refundable and bears no interest. Prepayments are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and reviewed periodically to determine whether their carrying value has become impaired.

Investment in life insurance policies, net

The Company invests in corporate-owned life insurance policies. The Company accounts for the purchase of life insurance policies in accordance with ASC 325-30, Investments in Insurance Contracts, which requires us to use either the investment method or the fair value method. The election is made on an instrument-by-instrument basis and is irrevocable. The Company has elected to account for all of its life insurance policies using the investment method.

Under the investment method, the Company recognizes the initial investment at the transaction price plus all initial direct external costs. Continuing costs (payments of policy premiums and direct external costs, if any) necessary to keep the policy in force are capitalized. Gain recognition is deferred until the death of the insured. At that time the Company recognizes in net income (or other applicable performance indicator) the difference between the carrying amount of the investment and the policy proceeds. The Company is required to test the investment for impairment upon the availability of new or updated information that indicates that, upon the death of the insured, the expected proceeds from the insurance policy may not be sufficient for the investor to recover the carrying amount of the investment plus anticipated gross future premiums (undiscounted for the time value of money) and capitalizable external direct costs, if any. Indicators to be considered include, but are not limited to a change in the life expectancy of the insured and a change in the credit standing of the insurer. As a result of performing an impairment test, if the undiscounted expected cash inflows (the expected proceeds from the policy) are less than the carrying amount of the investment plus the undiscounted anticipated gross future premiums and capitalizable external direct costs, an impairment loss is recognized.

Inventories, net

Inventories mainly consist of merchandise available for sale. They are accounted for using the first in first out method and stated at the lower of cost and net realizable value. The Company evaluates the need for impairment associated with obsolete, slow-moving, and non-saleable inventories by reviewing net realizable values on a periodic basis but at least annually. Only defective products are eligible for return to the material suppliers.

F-12

Long-term investment

The Company applies the equity method to account for equity investments in common stock or in-substance common stock, according to ASC 323 “Investments — Equity Method and Joint Ventures”, over which it has significant influence but does not own a controlling financial interest, unless the fair value option is elected for an investment.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Company considers subordination, risks and rewards of ownership, and the obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity method investee is recognized in the unaudited interim condensed consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive loss is recognized in other comprehensive loss. The Company records its share of the results of the equity method investees on a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity method investee generally represents goodwill and intangible assets acquired. When the Company’s share of losses of the equity method investee equals or exceeds its interest in the equity method investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity method investee.

Property and equipment, net

Property and equipment are stated at cost net of accumulated depreciation and impairment losses. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows:

Classification	Estimated useful life
Leasehold property	30 years
Office equipment	2-5 years
Motor vehicle	1-3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the unaudited interim condensed consolidated statements of loss and comprehensive loss. Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

Impairment of long-lived assets

Long-lived assets, representing property and equipment with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2024 and December 31, 2024, no impairment of long-lived assets was recognized.

Financial instruments

The Company accounts for hybrid contracts that contain options in accordance with U.S. GAAP. ASC 815 “Derivatives and Hedging Activities,” (“ASC 815”) requires companies to bifurcate options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria includes circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

The Company accounts for financial instruments (when the Company has determined that the embedded conversion options should be bifurcated from their host instruments) in accordance with ASC 815. Under ASC 815, a portion of the proceeds received upon the issuance of the hybrid contract are allocated to the fair value of the derivative. The derivative is subsequently marked to market at each reporting date based on the current fair value, with the changes in fair value reported in the unaudited interim condensed consolidated statements of loss and comprehensive loss.

Fair value measurement

The accounting standard regarding the fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

F-13

The accounting standard defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the unaudited interim condensed consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Interest rates that are currently available to the Company for the issuance of long-term debt and capital lease with similar terms and remaining maturities are used to estimate the fair value of the Company’s long-term debt. The fair value of the Company’s long-term debt approximated the carrying value as of June 30, 2024 and December 31, 2024, as the weighted average interest rate on these long-term debts approximated the market rate for similar debt.

Leases

ROU assets represent the rights to use underlying assets for the lease terms and lease liabilities represent the obligation to make lease payments arising from the leases. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. If the implicit rate is not readily determinable for the operating leases, the Company generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has elected not to separate non-lease components from lease components; therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments are fixed.

For operating leases, lease expense is recognized on a straight-line basis in operations over the lease term.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities on the unaudited interim condensed consolidated balance sheets.

Bank and other borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

F-14

Accounts payable

Accounts payable represent trade payables to vendors.

Accrued expenses and other payables

Accrued expenses and other payables primarily include accrued salary and employee benefits, accrued expenses, and value added tax (“VAT”) payables for the operation in the ordinary course of business.

Employee benefit plan

Payments to the Mandatory Provident Fund Scheme under the Hong Kong Mandatory Provident Fund Schemes Ordinance and state-managed retirement benefit schemes in other jurisdictions are recognized as an expense when employees have rendered service entitling them to the contributions.

Related parties

The Company adopted ASC Topic 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cost of revenues

Cost of revenues consists of subcontracting fees, staff costs, material costs, and other indirect costs. The subcontracting fee includes both subcontracting costs and other outside costs associated with performance under contracts with customers. Staff costs represent the portion of salaries and wages incurred in connection with the production of deliverables under contracts with customers. Performance under contracts does not involve significant machinery or other long-term depreciable assets.

Selling and marketing expenses

Selling and marketing expenses consist primarily of transportation expenses, distribution expenses and promotion expenses.

General and administrative expenses

General and administrative expenses primarily consist of personnel-related compensation expenses, including salaries and related social insurance costs for operations and supporting personnel, depreciation, professional services fees, utilities, office expenses, and expenses related to general operations.

Research and development expenses

The cost of revenue primarily consists of staff costs for research and development personnel and other expenses that are directly attributable to the development of new technologies and products of the Company. Research and development expenses are charged to expense as incurred and have no alternative future uses in accordance with ASC 730, Research and Development.

F-15

Income taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes (“ASC 740”). Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company adopted ASC 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, and prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

The Company’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

VAT

The Company is subject to VAT and related surcharges on revenue generated from sales of products. The Group records revenue net of VAT. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities. The standard applicable rate of the United Kingdom VAT is 20% for the six months ended December 31, 2023 and 2024.

Comprehensive loss

The Company presents comprehensive loss in accordance with ASC Topic 220, Comprehensive Income, (“ASC 220”). ASC 220 states that all items that are required to be recognized under accounting standards as components of comprehensive loss be reported in the unaudited interim condensed consolidated financial statements. Comprehensive loss consists of two components, net loss and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that are recorded as an element of shareholders’ deficit but are excluded from net income. Other comprehensive loss consists of a foreign currency translation adjustment resulting from the Company’s subsidies not using the GBP as the Company’s functional currency.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Loss per share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended December 31, 2023 and 2024, there were no dilutive shares.

Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Recently adopted accounting standards

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the unaudited interim condensed consolidated financial statements. The Company adopted ASU 2023-07 on July 1, 2024. The adoption of the ASU 2023-07 did not have a material impact on unaudited interim condensed consolidated financial statements and disclosures.

F-16

New accounting standards not yet adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its unaudited interim condensed consolidated financial statements and disclosures.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). The Company believes the future adoption of this ASU is not expected to have a material impact on its unaudited interim condensed consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires incremental disclosures about specific expense categories, including but not limited to, purchases of inventory, employee compensation, depreciation, amortization and selling expenses. The amendments are effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted and the amendments may be applied either prospectively or retrospectively. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024. ASU 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in an annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures.

F-17

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the unaudited interim condensed consolidated balance sheets, statements of loss and comprehensive loss and cash flows.

3. Segment information

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their consolidated financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the chief operating decision maker (“CODM”) has been identified as the Company’s Chief Executive Officer. The CODM has determined that the Company operates as a single operating segment and uses net income (loss) and operating income (loss) as measures of profit or loss on a consolidated basis when making decisions regarding resource allocation and performance assessment. The CODM reviews consolidated results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, we have only one reportable segment.

Key financial performance measures of the segment are as follows:

	For the six months ended December 31,
	2023	2024	2024
	GBP	GBP	US$
Revenues	5,050,459	4,307,291	5,393,159
Cost of revenues	(4,002,689)	(3,028,944)	(3,792,541)
Gross profit	1,047,770	1,278,347	1,600,618

Operating expenses:
Selling and marketing expenses	(47,945)	(89,494)	(112,055)
Employee compensation and benefits	(672,140)	(649,882)	(813,717)
Depreciation	(68,223)	(70,312)	(88,038)
General and administrative expenses	(461,536)	(444,798)	(556,932)
Research and development expenses	(121,773)	(54,876)	(68,710)
(Provision for) reversal of expected credit losses	(3,636)	36,770	46,040
Total operating expenses	(1,375,253)	(1,272,592)	(1,593,412)

(Loss) profit from operations	(327,483)	5,755	7,206

Total other expenses, net	(317,599)	(298,287)	(373,485)

Loss before income tax expense	(645,082)	(292,532)	(366,279)

Income tax expense	—	—	—

Net loss	(645,082)	(292,532)	(366,279)

Non-current assets per geographical segment

	As of June 30, 2024	As of December 31, 2024	As of December 31, 2024
	GBP	GBP	US$
The United Kingdom	183,635	170,925	214,015
Hong Kong	3,139,380	3,106,846	3,890,082
Total	3,323,015	3,277,771	4,104,097

F-18

4. Contracts receivable, net

Contracts receivable, net consisted of the following:

	As of June 30, 2024	As of December 31, 2024	As of December 31, 2024
	GBP	GBP	US$
Contracts receivable	1,621,149	1,796,981	2,250,000
Allowance for expected credit loss	(58,202)	(33,820)	(42,346)
Total contracts receivable, net	1,562,947	1,763,161	2,207,654

Movements of allowance for expected credit loss were as follows:

	As of June 30, 2024	As of December 31, 2024	As of December 31, 2024
	GBP	GBP	US$
Balance, beginning of the year/period	150,476	58,202	72,875
Addition (reversal)	(92,274)	(24,382)	(30,529)
Balance, end of year/period	58,202	33,820	42,346

5. Contract assets, net

Contract assets, net consisted of the following:

	As of June 30, 2024	As of December 31, 2024	As of December 31, 2024
	GBP	GBP	US$
Balance, beginning of the year	46,210	576,679	722,060
Addition	576,679	62,796	78,627
Changes due to billings	(46,210)	(576,679)	(726,212)
Balance, end of the year/period	576,679	62,796	78,627
Allowance for expected credit loss	(14,480)	(126)	(158)
Total contract assets, net	562,199	62,670	78,469

Movements of allowance for expected credit loss were as follows:

	As of June 30, 2024	As of December 31, 2024	As of December 31, 2024
	GBP	GBP	US$
Balance, beginning of the year/period	-	14,480	18,130
Addition (reversal)	14,480	(14,354)	(17,972)
Balance, end of year/period	14,480	126	158

6. Retention receivables, net

Retention receivables, net consisted of the following:

	As of June 30, 2024	As of December 31, 2024	As of December 31, 2024
	GBP	GBP	US$
Retention receivables	237,726	269,352	337,256
Allowance for expected credit loss	(24,030)	(25,996)	(32,550)
Total retention receivables, net	213,696	243,356	304,706

Movements of allowance for expected credit loss were as follows:

	As of June 30, 2024	As of December 31, 2024	As of December 31, 2024
	GBP	GBP	US$
Balance, beginning of the year/period	40,259	24,030	30,088
Addition (reversal)	(16,229)	1,966	2,462
Balance, end of year/period	24,030	25,996	32,550

F-19

7. Investment in life insurance policies, net

Investment in life insurance policies, net consists of the following:

	As of June 30, 2024	As of December 31, 2024	As of December 31, 2024
	GBP	GBP	US$
Balance, beginning of the year/period	512,292	319,498	400,043
Proceeds from termination of life insurance policy, net	(166,368)	-	-
Gain on termination of life insurance policy	10,559	-	-
Insurance expense	(44,536)	-	-
Exchange (loss) gain	7,551	4,464	5,589
Balance, end of the year	319,498	323,962	405,633
Less: allowance for expected credit losses	-	-	-
Cash surrender value	319,498	323,962	405,633

The Company is the owner and beneficiary of the policies and Mr. Michael Lau, an Executive Director and Chief Technology Officer of the Company, is the key management person insured under the Company’s contracted life insurance policies to insure against the death of the key member of management of the Company. The Company could terminate the policy at any time and receive cash back on the cash value of the policy at the date of withdrawal, which was determined by the premium payment plus accumulated interest earned and minus the accumulated insurance policy charges and surrender charges. The directors of the Company represent that the Company reviews whether to terminate the life insurance policies regularly. Accordingly, the life insurance policies are recorded as current assets.

8. Prepayments and other receivables, net

Prepayments and other receivables, net consisted of the following:

	As of June 30, 2024	As of December 31, 2024	As of December 31, 2024
	GBP	GBP	US$
Prepayments to professional parties for IPO	605,503	723,668	906,105
Prepayments to suppliers	514,140	445,034	557,227
Other receivables	235,128	272,795	341,566
Total	1,354,771	1,441,497	1,804,898

9. Inventories, net

Inventories, net as of June 30, 2024 and December 31, 2024 represented finished goods, including completed fixtures and accessories.

	As of June 30, 2024	As of December 31, 2024	As of December 31, 2024
	GBP	GBP	US$
Finished goods	1,110,827	1,160,319	1,452,835
Provision for impairment	(24,128)	(24,128)	(30,210)
Total inventories, net	1,086,699	1,136,191	1,422,625

F-20

Movements of impairment provision were as follows:

	As of June 30, 2024	As of December 31, 2024	As of December 31, 2024
	GBP	GBP	US$
Balance, beginning of the year/period	97,727	24,128	30,210
Addition	-	-	-
Written off	(73,599)	-	-
Balance, end of the year/period	24,128	24,128	30,210

10. Long-term investment

In April 2021, the Company through its subsidiary, EGHL, acquired 42.31% equity interest in Goji Group Limited (“Goji Group”), a company incorporated in the United Kingdom on February 19, 2021, for consideration of GBP3,300. Goji Group is principally engaged in the provision of air purifications solutions. Based on the investment agreement, the Company exercises significant influence over Goji Group’s operation and financial decision. The share of loss of the equity method investee for the year ended June 30, 2021 amounted to GBP3,300. The cumulative unrecognized share of loss of the equity method investee amounted to nil and nil as of June 30, 2024 and December 31, 2024, respectively.

11. Property and equipment, net

	As of June 30, 2024	As of December 31, 2024	As of December 31, 2024
	GBP	GBP	US$
At cost:
Leasehold properties	3,466,278	3,557,280	4,454,070
Computer and office equipment	232,849	112,734	141,155
Motor vehicle	46,586	6,498	8,136
Sub-total	3,745,713	3,676,512	4,603,361
Less: accumulated depreciation	(612,150)	(560,167)	(701,385)
Net book value	3,133,563	3,116,345	3,901,976

Depreciation expenses recognized for the six months ended December 31, 2023 and 2024 were GBP68,223 and GBP70,312, respectively.

12. Bank and other borrowings

Bank and other borrowings were analyzed as follows:

	As of June 30, 2024	As of December 31, 2024	As of December 31, 2024
	GBP	GBP	US$
Current portion:
Bank borrowings - secured	6,098,608	6,023,526	7,542,057
Bank overdraft - secured	859,639	838,655	1,050,080
Other borrowings - secured	666,055	-	-
Other borrowings - unsecured	141,980	945,965	1,184,443
Total current portion	7,766,282	7,808,146	9,776,580

Non-current portion:
Bank borrowings - secured	137,500	62,500	78,256
Total non-current portion	137,500	62,500	78,256

Total bank and other borrowings	7,903,782	7,870,646	9,854,836

F-21

Bank and other borrowings as of June 30, 2024 and December 31, 2024 were as follows:

Lender	Type	Maturity date	Currency	Weighted average interest rate as of June 30, 2024	Weighted average interest rate as of December 31, 2024	Balance as of June 30, 2024	Balance as of December 31, 2024	Balance as of December 31, 2024
						GBP	GBP	US$
DBS Bank (Hong Kong) Limited(1)	Overdraft	On demand	HK$	6.50%	6.00%	859,639	838,655	1,050,080
DBS Bank (Hong Kong) Limited(1)	Trading finance	Within 1 year	HK$	6.00%	5.50%	644,821	666,711	834,789
DBS Bank (Hong Kong) Limited(1))	Term loan	December 30, 2036	HK$	6.00%	5.50%	649,464	637,531	798,253
DBS Bank (Hong Kong) Limited(1)	Term loan	June 30, 2032	HK$	6.00%	5.50%	194,775	186,158	233,088
DBS Bank (Hong Kong) Limited(6)	Term loan	September 13, 2033	HK$	3.63	3.13%	405,010	391,659	490,396
Standard Chartered Bank (Hong Kong) Limited(2)	Term loan	November 12, 2029	HK$	3.62%	3.62%	125,791	116,697	146,116
Standard Chartered Bank (Hong Kong) Limited(2)	Term loan	August 7, 2028	HK$	3.62%	3.62%	85,555	79,370	99,379
Standard Chartered Bank (Hong Kong) Limited(2)	Term loan	December 7, 2028	HK$	3.62%	3.62%	111,336	103,287	129,326
China Citic Bank International (3)	Revolving loan	Within one year	HK$	5.00%	5.09%	1,905,457	1,932,080	2,419,157
China Citic Bank International (3)	Term loan	July 9, 2042	HK$	5.46%	5.63%	930,828	928,466	1,162,532
China Citic Bank International (3)	Revolving loan	Within one year	HK$	5.90%	5.99%	260,304	263,941	330,481
Bank of East Asia(2)	Term loan	January 27, 2030	HK$	3.50%	3.13%	124,342	115,753	144,934
Bank of Communications Hong Kong(2)	Term loan	April 7, 2027	HK$	5.13%	5.01%	346,487	312,580	391,381
Bank of Communications Hong Kong(2)	Term loan	May 16, 2026	HK$	6.84%	6.30%	164,438	139,293	174,409
Natwest Westminster Bank Plc(4)	Term loan	July 20, 2026	GBP	5.01%	5.01%	208,333	158,333	198,249
Natwest Westminster Bank Plc(4)	Term loan	January 21, 2026	GBP	5.21%	5.19%	79,167	54,167	67,823
White Oak No.6 Limited	Trading finance	Within 1 year	GBP	-	19.01%	-	796,735	997,592
Arbuthnot Latham & Co. Limited(5)	Trading finance	Within 1 year	GBP	6.23%	-	666,055	-	-
RCH Capital Limited	Trading finance	Within 1 year	GBP	24.21%	24.21%	141,980	149,230	186,851
Total						7,903,782	7,870,646	9,854,836
Less: current maturities						(7,766,282)	(7,808,146)	(9,776,580)
Non-current maturities						137,500	62,500	78,256

(1) The banking facilities were secured as follows:

(a) Unlimited personal guarantees by Mr. Michael Lau and Mr. Kevin Cox;

(b) Unlimited personal guarantee by Mr. Tom Ko Yuen Lau, the former shareholder of Sky Shadow Limited;

(c) Unlimited personal guarantees by Mr. Edley Ying Sang Lau and Mrs. Agnes Lai Yung Lau To, immediate family members of Mr. Michael Lau;

(d) Legal charge over certain properties owned by Mr. Edley Ying Sang Lau and Mrs. Agnes Lai Yung Lau To and also assignment of insurance policies in respect of the above properties;

(e) Corporate guarantees by certain subsidiaries of the Company; and

(f) Assignment of benefit from life insurance premium assets held by the Company.

F-22

(2) The banking facilities were secured as follows:

(a) Unlimited personal guarantee by Mr. Michael Lau;

(b) Unlimited personal guarantee by Mr. Tom Ko Yuen Lau; and

(c) Corporate guarantee by HKMC Insurance Limited under the SME Financing Guarantee Scheme.

(3) The banking facilities were secured as follows:

(a) Unlimited personal guarantee by Mr. Michael Lau;

(b) Unlimited personal guarantee by Mr. Tom Ko Yuen Lau;

(c) Legal charge over certain properties owned by AGL, CLL, LPL and PML;

(d) Corporate guarantees by certain subsidiaries of the Company; and

(e) Assignment of benefit from life insurance premium assets held by the Company.

(4) The banking facilities were secured as follows:

(a) Corporate guarantees by certain subsidiaries of the Company;

(b) Legal charge over the assets of Energys Group Limited (UK) and ECSL; and

(c) Guarantee under the Coronavirus Business Interruption Loan Scheme in the United Kingdom.

(5) The banking facilities were secured as follows:

(a) Limited personal guarantee of Mr. Kevin Cox;

(b) Performance warranty provided by Mr. Kevin Cox and Mr. Alan Robinson, staff of ECSL; and

(c) Legal charge over the assets of Energys Group Limited (UK), ECSL and Energys Services Ltd.

(6) The banking facilities were secured as follows:

(a) Unlimited personal guarantee by Mr. Michael Lau; and

(b) Corporate guarantee by HKMC Insurance Limited under the SME Financing Guarantee Scheme.

F-23

As of June 30, 2024

Loan type in terms of currency	In US$	In HK$	In GBP	Total	Total
	GBP	GBP	GBP	GBP	US$
Within one year	-	6,808,247	958,035	7,766,282	9,816,580
2025/2026	-	-	137,500	137,500	173,800
Carrying value	-	6,808,247	1,095,535	7,903,782	9,990,380

As of December 31, 2024

Loan type in terms of currency	In US$	In HK$	In GBP	Total	Total
	GBP	GBP	GBP	GBP	US$
Within one year	-	6,712,181	1,095,965	7,808,146	9,776,580
2026	-	-	62,500	62,500	78,256
Carrying value	-	6,712,181	1,158,465	7,870,646	9,854,836

13. Promissory notes

In April 2024, all the Promissory Notes were exchanged for an aggregate of 1,296,000 Preferred Shares issued by the Company at the total consideration of GBP2,597,402.

The following table summarizes the movement of Promissory Notes as of June 30, 2024:

As of June 30, 2024
GBP
Balance, beginning of the year	2,034,778
Cash proceeds from issuance of Promissory Notes	190,748
Loss from change in fair value of Promissory Notes	371,876
In exchange for the preferred shares issued	(2,597,402)
Balance, end of the year	-

14. Accruals and other payables

Accruals and other payables consisted of the following:

	As of June 30, 2024	As of December 31, 2024	As of December 31, 2024
	GBP	GBP	US$
Accrued salary	56,000	66,673	83,481
Accrued employee benefits	67,144	71,471	89,489
Accrued professional fees	33,410	48,554	60,794
Accrued interest	4,302	3,335	4,176
Accrued rental	31,425	21,677	27,142
VAT payable	405,406	697,238	873,011
Other tax payable	2,506	2,541	3,181
Deposit received from customers	-	17,508	21,922
Tenancy deposit received	11,097	11,252	14,088
Other payables	31,751	44,034	55,136
Total	643,041	984,283	1,232,420

15. Contract liabilities

Contract liabilities consisted of the following:

	As of June 30, 2024	As of December 31, 2024	As of December 31, 2024
	GBP	GBP	US$
Balance, beginning of the year/period	209,726	158,329	198,244
Addition	158,329	209,980	262,916
Recognized to revenue during the year/period	(209,726)	(158,329)	(198,244)
Total contract liabilities	158,329	209,980	262,916

F-24

16. Right-of-use assets and lease liabilities

The Company entered into leases for use of office and warehouse premises in Hong Kong and the United Kingdom.

The Company’s ROU assets and operating lease liabilities recognized in the unaudited interim condensed consolidated balances sheets consist of the following:

	As of June 30, 2024	As of December 31, 2024	As of December 31, 2024
	GBP	GBP	US$
Operating lease ROU assets	159,070	133,701	167,407

	As of June 30, 2024	As of December 31, 2024	As of December 31, 2024
	GBP	GBP	US$
Operating lease liabilities
Current portion	48,106	42,873	53,681
Non-current portion	110,964	90,828	113,726
Total	159,070	133,701	167,407

	As of June 30, 2024	As of December 31, 2024
Operating leases:
Weighted average remaining lease term (years)	2	3
Weighted average discount rate	3%	3%

For the six months ended December 31, 2023 and 2024, the Company incurred lease expenses of approximately GBP169,593 and GBP133,701 respectively.

The maturity analysis of the Company’s non-cancellable operating lease obligations as of December 31, 2024 was as follows:

	Operating leases
	GBP	US$
Year ending June 30, 2025	24,590	30,789
Year ending June 30, 2026	43,350	54,279
Year ending June 30, 2027	43,350	54,279
Year ending June 30, 2028 and onward	28,900	36,185
Future minimum operating lease payment	140,190	175,532
Less: imputed interest	(6,489)	(8,125)
Lease liabilities recognized in the unaudited interim condensed consolidated balance sheet	133,701	167,407

17. Employee benefits government plan

The Company made contribution to the United Kingdom and Hong Kong mandatory pension scheme (the “Schemes”) for all qualifying employees in the United Kingdom and Hong Kong, in accordance with the requirements of relevant regulation. The assets of the Schemes are held separately from those of the Company in funds under the control of trustee.

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18. Disaggregated revenues

The following table shows disaggregated revenues by major categories for the six months ended December 31, 2023 and 2024, respectively:

	For the six months ended December 31,
	2023	2024	2024
	GBP	GBP	US$
Retrofit revenue	4,859,826	4,183,675	5,238,379
Product revenue	190,633	123,616	154,780
Total	5,050,459	4,307,291	5,393,159

The following table shows disaggregated cost of revenues by major categories for the six months ended December 31, 2023 and 2024, respectively:

	For the six months ended December 31,
	2023		2024
	GBP	%	GBP	US$	%
Retrofit revenue	3,878,486	97	2,928,772	3,667,116	97
Product revenue	124,203	3	100,172	125,425	3
Total	4,002,689	100	3,028,944	3,792,541	100

The following table sets forth a breakdown of gross profit and gross profit margin for the six months ended December 31, 2023 and 2024, respectively:

	For the six months ended December 31,
	2023				2024
Category	Revenue	Cost of revenue	Gross profit	Gross profit margin	Revenue	Cost of revenue	Gross profit	Gross profit	Gross profit margin
	GBP	GBP	GBP	%	GBP	GBP	GBP	US$	%
Retrofit revenue	4,859,826	3,878,486	981,340	20	4,183,675	2,928,772	1,254,903	1,571,264	30
Product revenue	190,633	124,203	66,430	35	123,616	100,172	23,444	29,354	19
Total	5,050,459	4,002,689	1,047,770	21	4,307,291	3,028,944	1,278,347	1,600,618	30

(i) Transaction price allocated to the remaining performance obligations

The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have an original expected duration of one year or less.

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(ii) Geographical information

In presenting information on the basis of geographical segments, geographical revenue is based on the final location where the Company sells the product or where the customer/partner is located.

	For the six months ended December 31,
	2023	2024	2024
	GBP	GBP	US$
The United Kingdom	4,901,183	4,217,370	5,280,569
Hong Kong	149,276	89,921	112,590
Total	5,050,459	4,307,291	5,393,159

19. Other income, net

The following table shows other income, net for the six months ended December 31, 2023 and 2024, respectively:

	For the six months ended 31 December 31,
	2023	2024	2024
	GBP	GBP	US$
Rental income(1)	29,365	28,258	35,382
Gain on disposal of equipment	-	12,189	15,262
Other	19	71	89
Total	29,384	40,518	50,733

(1)	The Company’s subsidiary leased part of its office to an independent third party for the storage of goods. The period of the lease is less than one year.

20. Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under current Cayman Islands law. In addition, no Cayman Islands withholding tax will be imposed upon payments of dividends by this entity to its shareholders.

British Virgin Islands

EGHL is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, no British Virgin Islands withholding tax will be imposed upon payments of dividends by these entities to their shareholders.

The United Kingdom

Energys Group Limited, Energys Services Limited and ECSL are incorporated in the United Kingdom and are subject to the United Kingdom corporation tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant the United Kingdom tax laws. The applicable corporate tax rate in the United Kingdom is 19%.

Hong Kong

GAI, EGL(HK), NVL, AGL, CLL, LPL and PML are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on their taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 8.25% for the first HK$2 million assessable profits and 16.5% for assessable profits over the first HK$2 million.

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The following table reconciles the United Kingdom statutory rates to the effective tax rates:

	For the six months ended 31 December
	2023	2024
	GBP	GBP
Loss before income tax expense	(645,082)	(292,532)

Income tax computed at statutory tax rate of 19%	(19.0)%	(19.0)%
Effect of tax exempt for the Company incorporated in Cayman Islands	0.8%	3.8%
Effect of different tax rates available to different jurisdictions	5.1%	18.8%
Effect of change in valuation allowance	13.1%	(3.6)%
Income tax benefit	-%	-%

Deferred tax assets

Deferred tax assets as of June 30, 2024 and December 31, 2024 consisted of the following:

	As of
	June 30, 2024	December 31, 2024	December 31, 2024
	GBP	GBP	US$
Deferred tax assets:
Tax loss	135,361	185,916	232,787
Allowance for expected credit losses	-	9,890	12,383
Total deferred tax assets	135,361	195,807	245,170
Valuation allowance	(135,361)	(195,807)	(245,170)
Deferred tax assets, net of valuation allowance	-	-	-

As of June 30, 2024 and December 31, 2024, the Company had GBP712,426 and GBP1,040,628 (US$1,302,970 ) of net operating loss carryforwards available to reduce future taxable income, respectively. All the net operating loss carryforwards will carryforward indefinitely. Management determined it was more likely than not that the deferred tax asset will not be realized and recorded a 100% valuation allowance as of June 30, 2024 and December 31, 2024.

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21. Related party balances and transactions

Related party balances

The amount due to related parties consisted of the following:

Name	Relationship	As of June 30, 2024	As of December 31, 2024	As of December 31, 2024
		GBP	GBP	US$
Mr. Michael Lau	Executive Director and Chief Technology Officer of the Company	3,291	108,495	135,847
Total		3,291	108,495	135,847

The above amounts were unsecured, non-interest bearing, repayable on demand and non-trade in nature.

The loan from related parties consisted of the following:

Name	Relationship	As of June 30, 2024	As of December 31, 2024	As of December 31, 2024
		GBP	GBP	US$
Mr. Kevin Cox	Executive Director and Chief Executive Officer	671,809	300,316	376,026

The amount due to Mr. Kevin Cox amounted to GBP671,809 as of June 30, 2024, is interest bearing at 20% per annum, repayable on a monthly basis and non-trade in nature. On September 19, 2024, Mr. Cox agreed to waive approximately GBP377,229 (US$500,000) of the amount owed to him. It was recorded as a shareholder contribution and credited to the additional paid-in capital.

Related party transaction

The related party transaction was as follows:

			For the six months ended December 31,
Name	Relationship	Nature	2023	2024	2024
			GBP	GBP	US$
Mr. Kevin Cox	Executive Director and Chief Executive Officer	Interest expense on loan from a director	7,430	60,725	76,034

Preferred Shares exchanged for amounts due to related parties

There were amount due to Mr. Michael Lau and Mr. Kevin Cox of GBP2,273,863 (US$2,874,163) exchanged to Preferred Shares during the year ended June 30, 2024. Please refer to note 23 for the details.

Sale of Preferred Shares for cash

In April 2024, the Company offered its shareholders, pro rata, the right to acquire an aggregate of 120,000 Preferred Shares for cash at approximately GBP1.978 (US$2.5) per share, or in aggregate GBP237,342 (US$300,000). Please refer to note 23 for the details.

22. Risks and uncertainties

Credit risk

The Company’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances, contracts receivable and contract assets, and other receivables.

Bank balances

The Company believes that there is no significant credit risk associated with cash in the United Kingdom and Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Company’s the United Kingdom and Hong Kong subsidiaries are located.

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Contracts receivable and contract assets

The Company has designed credit policies with the objective of minimizing its exposure to credit risk. The Company’s contracts receivable and contract assets are short term in nature and the associated risk is minimal. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company periodically evaluates the creditworthiness of existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Other receivables

The Company is exposed to risk from other receivables. These assets are subject to credit evaluations. An allowance, where applicable, is made for estimated unrecoverable amounts that have been determined by reference to past default experience and the current economic environment.

Customer concentrations

For the six months ended December 31, 2023, three customers accounted for 25.3%, 15.2% and 13.2% of total revenue. For the six months ended December 31, 2024, one customer accounted for 14.2% of total revenue. No other customers accounted for more than 10% of revenue for the six months ended December 31, 2023 and 2024.

As of June 30, 2024, four customers accounted for 21.8%, 13.7%, 10.7% and 10.3% of the total balance of contracts receivable. As of December 31, 2024, four customers accounted for 21.3%, 19.6%, 13.6% and 12.6% of the total balance of contracts receivable. No other customers accounted for more than 10% of contracts receivable as of June 30, 2024 and December 31, 2024.

Contract assets concentrations

As of June 30, 2024, one customer accounted for 65.4% of the total balance of contract assets. As of December 31, 2024, four customers accounted for 18.2%, 12.5%, 11.0% and 10.7% of the total balance of contract assets. No other customers accounted for more than 10% of contract assets as of June 30, 2024 and December 31, 2024.

As of June 30, 2024, four customers accounted for 30.6%, 22.8%, 15.7% and 10.8% of the total balance of retention receivables. As of December 31, 2024, four customers accounted for 30.6%, 21.0%, 17.9% and 16.3% of the total balance of retention receivables. No other customers accounted for more than 10% of retention receivables as of June 30, 2024 and December 31, 2024.

Vendor concentrations

For the six months ended December 31, 2023, three vendors accounted for 22.3%, 15.3% and 10.3% of total purchases. For the six months ended December 31, 2024, three vendors accounted for 19.7%, 12.7% and 10.4% of total purchases. No other vendors accounted for more than 10% of total purchases for the six months ended December 31, 2023 and 2024.

As of June 30, 2024, two vendors accounted for 23.1% and 10.3% of the total balance of accounts payable. As of December 31, 2024, one vendor accounted for 31.4% of the total balance of accounts payable. No other vendors accounted for more than 10% of accounts payable as of June 30, 2024 and December 31, 2024.

Interest rate risk

The Company is exposed to cash flow interest rate risk through changes in interest rates related mainly to the Company’s bank and other borrowings and bank balances. The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arise.

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Foreign currency risk

The Company is exposed to foreign currency risk primarily through purchases that are denominated in a currency other than the functional currency of the operations to which they relate. The purchases and procurements of the Company are predominantly in HK$ and incurred from the Hong Kong subsidiaries. The Company’s policy is not to execute currency protection transactions.

A reasonably possible strengthening (weakening) of HK$ against GBP dollar at year end would have affected the measurement of assets and liabilities denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, particularly interest rates, remain constant and ignores any impact from anticipated sales and purchases.

	Profit or loss	Equity
	GBP	GBP
	Strengthening/weakening	Strengthening/weakening
June 30, 2024
HK$ (5% movement)	(28,654) / 28,654	(190,399) / 190,399
December 31, 2024
HK$ (5% movement)	(7,185) / 7,185	(254,578) / 254,578

Market and geographic risk

Part of the Company’s operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of twelve months, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

23. Shareholders’ deficit

Ordinary shares

The Company was established under the laws of the Cayman Islands on July 5, 2022. The authorized number of ordinary shares was 300,000,000 ordinary shares with a par value of US$0.0001.

For the sake of undertaking a public offering of the Company’s ordinary shares, on February 23, 2023, the Company entered into a re-organizing transaction resulting in 12,000,000 ordinary shares outstanding that have been retroactively restated to the beginning of the first period presented.

Preferred shares

The authorized number of preferred shares was 3,000,000 preferred shares with a par value of US$0.0001.

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Preferred Shares exchanged for amounts due to related parties

There were amount due to Mr. Michael Lau and Mr. Kevin Cox of GBP2,273,863 (US$2,874,163) exchanged to Preferred Shares during the year ended June 30, 2024. On April 25, 2024, Mr. Michael Lau exchanged the debt owed to him of GBP2,055,150 (US$2,597,710) for 1,048,470 of the Company’s Preferred Shares, and Mr. Kevin Cox exchanged the debt owed to him of GBP218,713 (US$276,453) for 110,780 Preferred Shares.

Preferred Shares exchanged for 8% Promissory Notes

In April 2024, all the Promissory Notes with carrying amount of GBP2,597,402 (US$3,283,116), were exchanged for Preferred Shares issued by the Company. Promissory Notes holders agreed to exchange for an aggregate of 1,296,000 Preferred Shares at US$2.50 per share.

Sale of Preferred Shares for cash

In April 2024, the Company offered its shareholders, pro rata, the right to acquire an aggregate of 120,000 Preferred Shares for cash at approximately GBP1.978 (US$2.5) per share, or in aggregate GBP237,342 (US$300,000). Some shareholders declined to purchase the shares and the majority shareholder, Moonglade, purchased those shares. As a result, Moonglade acquired 106,900 Preferred Shares for GBP211,432 (US$267,250), Talent Linkage Limited acquired 6,300 Preferred Shares for GBP12,461 (US$15,750) and Majestic Dragon Investment Co. Limited acquired 6,800 Preferred Shares for GBP13,449 (US$17,000). Majestic Dragon Investment Co. Limited subsequently contributed its 6,800 Preferred Shares to Bright Forever Investments Limited, a British Virgin Islands company under common ownership with it.

24. Subsequent events

The Company evaluated all events and transactions that occurred after December 31, 2024 up through June 20, 2025, which is the date that these unaudited interim condensed consolidated financial statements are available to be issued, and there were no other material subsequent events that require disclosure in these unaudited interim condensed consolidated financial statements other than disclosed below.

On March 31, 2025, the Company announced the closing of its IPO of 2,250,000 ordinary shares, US$0.0001 par value per share at an offering price of US$4.50 per share for a total of US$10,125,000 in gross proceeds. The Company raised total net proceeds of US$8,580,000, after deducting underwriting discounts, commissions, indemnity escrow retention and offering expenses. The ordinary shares of the Company began trading on the Nasdaq Stock Market in the United States on April 1, 2025 under the symbol “ENGS”.

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25. Parent company only financial information

The following presents unaudited interim condensed parent company only financial information of Energys Group Limited.

Unaudited interim condensed balance sheets

	As of June 30, 2024	As of December 31, 2024	As of December 31, 2024
	GBP	GBP	US$
ASSETS
Non-current assets
Interest in a subsidiary	78	78	98
Total non-current assets	78	78	98

Current assets
Amount due from related parties	-	442,566	554,137
Amount due from subsidiaries	5,082,519	5,155,253	6,454,892
Total current assets	5,082,519	5,597,819	7,009,029

Total assets	5,082,597	5,597,897	7,009,127

LIABILITIES
Current liabilities
Amount due to related parties	35,093	300,316	376,026
Total non-current liabilities and total liabilities	35,093	300,316	376,026

SHAREHOLDERS’ DEFICIT
Preferred shares (US$0.0001 par value per share; 3,000,000 shares authorized; 2,575,250 shares issued and outstanding as of June 30, 2024 and December 31, 2024)	203	203	254
Ordinary shares (US$0.0001 par value per share; 300,000,000 shares authorized; 12,000,000 shares issued and outstanding as of June 30, 2024 and December 31, 2024)	987	987	1,236
Additional paid-in capital	5,108,404	5,485,633	6,868,561
Accumulated other comprehensive income (expense)	732	(68,021)	(85,169)
Accumulated deficit	(62,822)	(121,221)	(151,781)
Total shareholders’ deficit	5,047,504	5,297,581	6,633,101
Total liabilities and shareholders’ deficit	5,082,597	5,597,897	7,009,127

Unaudited interim condensed statements of loss and comprehensive loss

	For the six months ended December 31,
	2023	2024	2024
	GBP	GBP	US$
General and administrative expenses	(21,835)	(58,399)	(73,121)
Loss before income taxes	(21,835)	(58,399)	(73,121)
Income tax expense	-	-	-
Net loss	(21,835)	(58,399)	(73,121)
Foreign currency translation	199	(68,753)	(86,086)
Total comprehensive loss	(21,636)	(127,152)	(159,207)

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Unaudited interim condensed statements of cash flows

	For the six months ended December 31,
	2023	2024	2024
	GBP	GBP	US$
Cash flows from operating activities
Net loss	(21,835)	(58,399)	(73,121)
Net cash used in operating activities	(21,835)	(58,399)	(73,121)
Cash flows from investing activities	-	-	-
Cash flows from financing activities
Amount due to related parties	2,023,234	199,886	250,277
Amount due from subsidiaries	(2,001,399)	(141,487)	(177,156)
Net generated from financing activities	21,835	58,399	73,121
Net increase (decrease) in cash and cash equivalents	-	-	-
Cash and cash equivalents at the beginning of the period	-	-	-
Cash and cash equivalents at the end of the period	-	-	-

(i) Basis of Presentation

The Company was incorporated under the laws of the Cayman Islands as a limited company on July 5, 2022 and as a holding company.

In the condensed parent company only financial statements, the Company’s investment in subsidiary stated at cost of acquisition in Energys Group Holding Limited. Those condensed parent company only financial statements should be read in connection with the unaudited interim condensed consolidated financial statements and notes hereto.

The condensed parent company only financial statements are presented as if the incorporation of the Company and its acquisition of subsidiaries had taken place. The condensed parent company only financial statements are presented as of the incorporation of the Company throughout the six months ended December 31, 2023 and 2024.

(ii) Restricted net assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company only financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiaries of Energys Group Limited exceed 25% of the consolidated net assets of Energys Group Limited. The Company generates revenues from its wholly owned subsidiary in the United Kingdom. The ability of ECSL in the United Kingdom to pay dividends is not restricted. In this connection, the restricted net assets of the subsidiaries of Energys Group Limited do not exceed 25% of the consolidated net assets of Energys Group Limited and accordingly the above condensed parent company only financial information of Energys Group Limited is presented for supplementary reference.

As of June 30, 2024 and December 31, 2024, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stock or guarantees of the Company, except for those that have been separately disclosed in the unaudited interim condensed consolidated financial statements, if any.

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